EXCESS EXPENSE AGREEMENT

 AS AMENDED AND RESTATED ON NOVEMBER 25, 2008

WHEREAS, Saratoga Capital Management, LLC is the investment manager (the “Investment Manager”) of the Saratoga Advantage Trust (the “Trust”);

WHEREAS, the Investment Manager is currently waiving fees and/or absorbing certain expenses of one or more portfolios of the Trust (each a “Portfolio”) in order to maintain expense ratios of the Portfolios at or below a predetermined level, (each an “Expense Cap”);

WHEREAS, the Trust desires to induce the Investment Manager to continue to waive fees and/or absorb expenses of the Portfolios to the extent necessary to maintain the expense ratios of the Portfolios at or below their applicable Expense Caps.

NOW, THEREFORE, the parties hereto agree as follows:

1.

Subject to the limitations specified below, each Portfolio shall reimburse the Investment Manager, without interest, for fees waived and/or expenses absorbed by the Investment Manager on or after January 1, 1999, for the purpose of maintaining the Portfolio’s expense ratio at or below its Expense Cap (the “Reimbursement Payments”).  The Expense Cap for each Portfolio is set forth in Appendix I attached hereto.

2.

The Investment Manager shall be entitled to Reimbursement Payments from a Portfolio on the earliest date that any such payments may be made without thereby causing the Portfolio to exceed its Expense Cap but shall have no right to any Reimbursement Payments from a Portfolio to the extent any such payment would result in the Portfolio exceeding its Expense Cap.

3.

A  Portfolio’s obligation to make Reimbursement Payments with respect to any particular fees waived, and/or expenses absorbed, on or prior to December 31, 2002, shall expire five years from the date the fee or expense would otherwise have been accrued by the Portfolio. A  Portfolio’s obligation to make Reimbursement Payments with respect to any particular fees waived, and/or expenses absorbed, after December 31, 2002, shall expire three years from the date the fee or expense would otherwise have been accrued by the Portfolio.

4.

This Agreement may be terminated by the Trust or the Investment Manager, without penalty, upon 60 days prior written notice.

5.

The Investment Manager shall, upon termination of the Agreement, have no claim against the Trust or any Portfolio for any unreimbursed amounts.

SARATOGA ADVANTAGE TRUST

By: /s/ Bruce E. Ventimiglia

SARATOGA CAPITAL MANAGEMENT, LLC

By: /s/ Mark Marrone

APPENDIX I

Expense Caps effective November 25, 2008

Portfolio	Class of Shares	Expense Cap as a Percentage of Average Daily Net Assets
Large Capitalization Value	I A B C	2.60% 3.00% 3.60% 3.60%
Large Capitalization Growth	I A B C	2.60% 3.00% 3.60% 3.60%
Mid Capitalization	I A B C	2.60% 3.00% 3.60% 3.60%
Small Capitalization	I A B C	2.60% 3.00% 3.60% 3.60%
International Equity	I A B C	2.90% 3.30% 3.90% 3.90%
Investment Quality Bond	I A B C	1.90% 2.30% 2.90% 2.90%
Portfolio	Class of Shares	Expense Cap as a Percentage of Average Daily Net Assets
Municipal Bond	I A B C	1.90% 2.30% 2.90% 2.90%
U.S. Govt. Money Market	I A B C	1.75% 2.15% 2.75% 2.75%
Health & Biotechnology	I A B C	3.00% 3.40% 4.00% 4.00%
Technology & Communications	I A B C	3.00% 3.40% 4.00% 4.00%
Financial Services	I A B C	3.00% 3.40% 4.00% 4.00%
Energy & Basic Materials	I A B C	3.00% 3.40% 4.00% 4.00%